April 9, 2019

Filed via EDGAR

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Templeton Variable Insurance Products Trust (the “Registrant”)

File Nos. 033-23493 and 811-05583

Dear Ms. Marquigny:

On behalf of the Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy C. Fitzsimmons on March 8, 2019 with regard to Post-Effective Amendment No. 102 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) as it relates to the Franklin Founding Funds Allocation VIP Fund (to be named the Franklin Allocation VIP Fund) (the “Allocation Fund”) and Franklin Small Cap Value VIP Fund (the “Small Cap Fund” and, together with the Allocation Fund, the “Funds”) series of the Registrant, which was filed with the Commission on January 23, 2019 under the Securities Act of 1933 and the Investment Company Act of 1940.  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

1.         Comment:  Please update the series/class identifiers for the Allocation Fund to reflect the Fund’s new name before the effective date of the Amendment.

Response:  The series/class identifiers for the Allocation Fund will be updated before the effective date of the Amendment.

2.         Comment:  Please provide final fee and expense table information for the Funds supplementally at least five days before the effective date of the Amendment.

Response:  The final fee and expense information for the Allocation Fund was included in the Amendment.  The final fee and expense information for the Small Cap Fund is below:

Class 1:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The table and the example do not include any fees or sales charges imposed by variable insurance contracts, qualified retirement plans or funds of funds. If they were included, your costs would be higher.

U.S. Securities and Exchange Commission

April 9, 2019

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class 1
Management fees	0.63%
Distribution and service (12b-1) fees	None
Other expenses	0.03%
Acquired fund fees and expenses[1]	0.01%
Total annual Fund operating expenses[1]	0.67%
Fee waiver and/or expense reimbursement[2]	-0.01%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[1,2]	0.66%

1. Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

2. The investment manager has contractually agreed in advance to reduce its fee as a result of the Fund's investment in a Franklin Templeton money fund (acquired fund) for at least one year following the date of this prospectus. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.

Class 2:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The table and the example do not include any fees or sales charges imposed by variable insurance contracts, qualified retirement plans or funds of funds. If they were included, your costs would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class 1
Management fees	0.63%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.03%
Acquired fund fees and expenses[1]	0.01%
Total annual Fund operating expenses[1]	0.92%
Fee waiver and/or expense reimbursement[2]	-0.01%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[1,2]	0.91%

1. Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

2. The investment manager has contractually agreed in advance to reduce its fee as a result of the Fund's investment in a Franklin Templeton money fund (acquired fund) for at least one year following the date of this prospectus. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.

Class 4:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The table and the example do not include any fees or sales charges imposed by variable insurance contracts, qualified retirement plans or funds of funds. If they were included, your costs would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class 1
Management fees	0.63%
Distribution and service (12b-1) fees	0.35%
Other expenses	0.03%
Acquired fund fees and expenses[1]	0.01%
Total annual Fund operating expenses[1]	1.02%
Fee waiver and/or expense reimbursement[2]	-0.01%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[1,2]	1.01%

U.S. Securities and Exchange Commission

April 9, 2019

1. Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

2. The investment manager has contractually agreed in advance to reduce its fee as a result of the Fund's investment in a Franklin Templeton money fund (acquired fund) for at least one year following the date of this prospectus. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.

3.         Comment:  With respect to the Allocation Fund, in the first paragraph of the “Principal Investment Strategies” section of the Fund Summary (and in all other applicable places), when describing the Fund’s investment sleeves, please delete the phrase “but are not limited to” because all investment sleeves that are principal investment strategies should be listed in the prospectus.  In addition, please conform the names of the sleeves in all applicable places in the prospectus and statement of additional information (“SAI”) and list the sleeves in the same order in each place for consistency.

Response:  The applicable disclosure has been revised as requested.

4.         Comment:  Please describe in the prospectus how the Allocation Fund’s debt investments are chosen and disclose the Fund’s duration policy or, alternatively, if there is no duration policy, state that fact.

Response:  The disclosure has been revised as requested.

5.         Comment:  Please disclose how the investment manager rebalances the Allocation Fund’s allocations to the equity and fixed income asset classes when the Fund exceeds 5% or more deviation from the stated allocations.

Response:  The applicable disclosure has been revised as requested.

6.         Comment:  In the disclosure relating to the derivatives that the Allocation Fund may use to implement the investment manager’s risk overlay strategy, please delete the phrase “or other instruments” and list any other instruments that may be used to implement this strategy in the disclosure.

Response:  The applicable disclosure has been revised as requested.

7.         Comment:  Please disclose how the Allocation Fund determines that a company is located outside the United States.

Response:  The requested disclosure has been added.

8.         Comment:  With respect to the reference to “Advisers” in the “Principal Investment Strategies” section of the Allocation Fund, please clarify that the term refers to the investment manager.

Response:  The applicable disclosure has been revised.

U.S. Securities and Exchange Commission

April 9, 2019

9.         Comment:  With respect to all of the Allocation Fund’s investment sleeves, please provide more detail for each sleeve in the Fund’s Item 9 disclosure.

Response:  The requested disclosure has been added.

10.       Comment:  For the Allocation Fund, please disclose in all applicable places the specific index that the Franklin U.S. Smart Beta Equity Strategy uses in its model.

Response:  The applicable disclosure has been added.

11.       Comment:  With respect to the Allocation Fund’s Franklin Growth Strategy, please include disclosure describing how “leaders in the industry” are determined.

Response:  The requested disclosure has been added.

12.       Comment:  With respect to the Allocation Fund’s Franklin International Growth Strategy, please define mid- and large-cap securities.

Response:  The requested disclosure has been added.

13.       Comment:  With respect to the Allocation Fund’s Templeton Global Bond VIP Fund Strategy, please revise the disclosure to make it clear that the Allocation Fund will be investing in an existing underlying fund to implement this strategy.

Response:  The disclosure has been revised as requested.

14.       Comment:  In the lead-in to the “Principal Risks” section of the Fund summary for the Allocation Fund, please consider whether the disclosure is appropriate in light of the change in investment strategy.

Response:  The Registrant has reviewed the disclosure and confirmed that it is consistent with a Fund that invests directly in securities and with the instructions in Form N-1A.

15.       Comment:  With respect to both Funds, please confirm that all principal strategies are included in both the Fund Summary and Fund Details section of the prospectus.  If a strategy is included in the Fund Details, but not the Fund Summary (e.g., developing markets securities, floating rate corporate securities and CDOs for the Allocation Fund), either include it in the Fund Summary if it is a principal strategy or indicate that it is not a principal strategy in the Fund Details section of the prospectus.

Response:  The disclosure has been revised as appropriate.

16.       Comment:  For the Allocation Fund, please add leverage risk, if appropriate.

Response:  The Fund’s “Derivative Instruments” risk disclosure discusses the risks of economic leverage to the Fund in connection with the use of derivative instruments.  The Registrant does not believe that any additional leverage risk disclosure is necessary in light of the Fund’s investment strategies.

17.       Comment:  For the Allocation Fund, please specifically address in the prospectus puts, calls, interest rate derivatives and futures contracts similar to the swaps disclosure included in Item 9.

U.S. Securities and Exchange Commission

April 9, 2019

Response:  The Fund’s Item 9 disclosure includes appropriate disclosure relating to the referenced derivative instruments.

18.       Comment:  With respect to “Focus” risk, please disclose if there are identifiable countries, regions, sectors, etc. on which the Funds will focus and include appropriate strategy and risk disclosure.  If there are no current plans to focus on a particular country, region, industry, sector or investment, please confirm that a Fund will supplement its disclosure if a particular country, region, industry, sector or investment becomes a principal investment.

Response:  To the extent that a Fund invests in any country, region, industry, sector or investment as a principal strategy, if such strategy is not already disclosed in the Fund’s prospectus, the Fund will supplement its disclosure appropriately.

19.       Comment:  For the Allocation Fund, please supplementally explain how the Fund’s “Linked Allocation VIP Fund Index” corresponds to the Fund’s anticipated allocations.

Response:  The Linked Allocation VIP Fund Index, which is one of three secondary or additional benchmarks for the Fund, is comprised of: (i) 40% S&P 500® Index, which is meant to correspond to the Fund’s U.S. equity allocation; (ii) 20% MSCI World ex-US Index, which is meant to correspond to the Funds foreign equity allocation; and (iii) 40% Bloomberg Barclays U.S. Aggregate Index, which is meant to correspond to the Fund’s fixed income allocation.

20.       Comment:  In the Fund Details section of the prospectus for the Allocation Fund, the final paragraph in the Principal Investment Policies and Practices section of the prospectus, please remove the reference to the “above allocations” or revise to clarify what that phrase is referencing.

Response:  The disclosure has been revised as requested.

21.       Comment:  In the SAI, with respect to the Allocation Fund’s disclosure noting that it may invest up to 10% of its assets in equity-linked notes, please note that the Staff expects to see a corresponding principal investment strategy in the Fund’s prospectus for an allocation to an investment as high as 10%.

Response:  The disclosure in the SAI has been revised to reflect that the Allocation Fund’s investments in equity-linked notes are not a principal investment strategy of the Fund.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven Gray

Steven Gray

Vice President and Secretary